

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2013

Via E-mail
Lauren K. Boglivi
Proskauer Rose LLP
Eleven Times Square
New York, NY 10036-8299

> **Re: Alcatel-Lucent USA Inc.**
> **Schedule TO-I**
> **Filed May 14, 2013**
> **File No. 005-49163**
> **Alcatel Lucent**
> **Schedule TO-I**
> **Filed May 14, 2013**
> **File No. 005-51225**

Dear Ms. Boglivi:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

Notice of Offer to Purchase

1. Refer to the following statement on page 4: "This Company Purchase Notice contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the 'Securities Act'), and Section 21E of the Securities Exchange Act of 1934, as amended (the 'Exchange Act')." Notwithstanding the qualification several lines down on the same page, this reference to the safe harbor provisions of the Private Securities Litigation Reform Act is inappropriate because the Act, by its terms, is inapplicable to tender offers. For guidance, refer to Section I.M, Q & A No. 2, in the

Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001. Please revise the disclosure accordingly.

2. Refer to the following sentence on page 5: "Pursuant to the Indenture, the Debentures are subject to redemption prior to June 20, 2013, upon the events described in the Indenture, and at our option on or after June 20, 2013." Please revise to disclose that the company will not redeem the debentures until the expiration of at least ten business days after the date of termination of the put option tender offer, or advise us. See Exchange Act Rule 13e-4(f)(6).

3. Refer to the following statement on page 6: "Assuming no Event of Default has occurred and is continuing, our purchase of validly surrendered Debentures is not subject to any condition other than such purchase being lawful and the procedural requirements described in this Company Purchase Notice being satisfied." Please revise to disclose the events of default which may constitute conditions to the put option tender offer.

4. Refer to the following statement on page 9: "…all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Debentures pursuant to the procedures described in this Company Purchase Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole direction, which determination shall be final and binding on all parties." Please revise to disclose that security holders may challenge the company's determinations in a court of competent jurisdiction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Peggy Kim, Special Counsel, at (202) 551-3411 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions